February 18, 2011
Via Facsimile and EDGAR
Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2009 filed on June 4, 2010 (File No. 000-50826)

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 21, 2011, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which was filed with the Commission on June 4, 2010.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2009 Form 20-F.  The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Item 15.  Controls and Procedures, page 106

1.	We note your response to comment 7 from our letter dated December 20, 2010 and have the following comments.

What is the background of the people involved in your financial reporting?

It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Vice President of Finance, U.S. GAAP Reporting Manager, Internal Audit Director and Internal Audit Manager appear to have very limited U.S. GAAP experience.

Mr. Larry Spirgel	- 2 -

It is unclear from your response whether any of those individuals attended U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP or whether any individuals hold professional designations such as Certified Public Accountant in the U.S.  Please advise.  Additionally:

i.
With regard to your CFO, please describe in greater detail the external trainings he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations.  In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.  Also, explain in detail how your CFO is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to financial reporting and the effectiveness of your internal control over financial reporting with most of his experience being primarily obtained while preparing your financial statements or the financial statements of other registrants domiciled in the PRC.

ii.
With regard to your Vice President of Finance and U.S. GAAP Reporting Manager, please describe in greater detail the external training they each had on U.S. GAAP and SEC rules and regulations including the U.S. GAAP nature of the training and the duration of such training.  Further, please provide us with more specific details of each of their relevant audit experience obtained from their years at KPMG Beijing including the nature of those engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP.

iii.
With regard to your Internal Audit Director and Internal Audit Manager, please describe in greater detail the external accounting training that each has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations.  In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.  Further, please provide us with more specific details of the audit experience the Internal Audit Manager obtained from three years at Deloitte Beijing including the nature of those engagements and her specific scope of audit work on those engagements as it relates to U.S. GAAP.

The Staff’s comment is acknowledged.  The Company respectfully advises the Staff that the Company believes its accounting and finance team possesses the necessary competence to effectively assess and maintain control over the Company’s financial reporting.  In the Company’s day-to-day operations, there is no material change in the risk or the operations as the services and products the Company offers and the risk profiles of the businesses the Company engages in all remain fairly consistent from day to day.  To ensure that day-to-day transactions are recorded and maintained in compliance with U.S. GAAP, the Company has established accounting policies and adopted an accounting manual.  As an added precaution and to ensure all significant accounting matters have been considered, the U.S. GAAP reporting manager reviews the Company’s books and records and financial statements, from time to time, against a set of checklists, including a U.S. GAAP disclosure checklist and a deferred tax checklist.  The Company initially developed its accounting policies, manual and checklists as part of the Company’s readiness project with respect to its implementation of Section 404 of the Sarbanes-Oxley Act.  As part of that process, the Company consulted with KPMG Advisory (China) Limited in Beijing (“KPMG Beijing”) during the compilation of its accounting policies, manual and checklists and engaged KMPG Beijing to review such documents.  Since their initial development, the Company has continually updated its accounting policies, manual and checklists, under the direction of its vice president of finance and U.S. GAAP reporting manager, to respond to changes in U.S. GAAP and SEC rules and regulations that are applicable to the Company.  Given this stability in the Company’s businesses and considering the accounting policies and procedures the Company has in place, the Company’s management was able to evaluate and determine that the personnel primarily responsible for effectively performing the controls were competent based on their past work experience, their past and ongoing professional training and their formal education (where applicable). Specifically, the management believes that the relevant knowledge possessed by such personnel is sufficient to ensure that the day-to-day transactions are properly recorded and reflected in the financial statements in accordance with U.S. GAAP.

Mr. Larry Spirgel	- 3 -

To ensure U.S. GAAP compliance for transactions that are complex or non-routine, the chief financial officer (the “CFO”) and the vice president of finance will engage professional resources, as they determine appropriate, to assist the Company with its U.S. GAAP compliance.  For example, when the Company issued a convertible note and warrants to an investor in 2009, the management engaged IFM Asia, an accounting firm based in the PRC providing U.S. GAAP accounting services, to assist them with the accounting treatment analysis.  As another example, after the adoption of FIN 48 in 2007, the Company hired one of the Big Four public accounting firms to assist the accounting and finance team with its analysis of the Company’s tax uncertainties in light of the new standard.

The key personnel of the accounting and finance team, including the CFO, the vice president of finance, the U.S. GAAP reporting manager, the internal audit director and the internal audit manager, acquired their knowledge of U.S. GAAP and SEC rules and regulations from their respective formal education (where applicable), their work experience, the professional training they have received and their ongoing professional training.

The CFO obtained his knowledge of U.S. GAAP and SEC rules and regulations primarily through his past work and through the consultations he has had with various contacts at the Big Four public accounting firms and with external U.S. legal counsel.  The CFO has over ten years of experience working with financial statements prepared in accordance with U.S. GAAP.  Between 1999 and 2005, he was an equity research analyst with Credit Suisse First Boston, where he focused on PRC-based companies in the Internet and telecommunications sectors that are listed in the United States.  He was primarily responsible for analyzing and evaluating such companies and their financial statements prepared in accordance with U.S. GAAP.  From 2005 to 2007, he was the chief financial officer of Tom Online Inc. (“Tom Online”), a PRC-based Internet company that was listed on the NASDAQ and the Hong Kong Stock Exchange from 2004 to 2007 — Tom Online subsequently engaged in a “going private” transaction in 2007 and was delisted.  In his position as the chief financial officer, he was primarily responsible for the preparation of Tom Online’s books and records and financial statements in accordance with U.S. GAAP, as well as maintaining effective control over financial reporting.  While at Tom Online, the CFO regularly engaged IFM Asia to provide training and updates on U.S. GAAP and SEC rules and regulations to the Tom Online personnel primarily responsible for the preparation of financial statements, including the CFO.  From time to time, the CFO engaged IFM Asia to consult on accounting treatment of various transactions under U.S. GAAP.  His work experience with Tom Online provided him with a deep understanding of U.S. GAAP and SEC rules and regulations. After leaving Tom Online, the CFO joined 56.com Inc., a PRC-based online video sharing company (“56.com”).  Between 2007 and 2009, he held the positions of chief financial officer and president of 56.com.  In those capacities, he was responsible for and managed the conversion from PRC GAAP, which 56.com had used previously, to U.S. GAAP, as part of its capital raising efforts with investment funds from U.S.-based venture capital firms.  In his work on the conversion from PRC GAAP to U.S. GAAP, he was responsible for the preparation of books and records and financial statements in accordance with U.S. GAAP.  The CFO has no relevant formal education relating to U.S. GAAP and does not hold any professional designations.

Mr. Larry Spirgel	- 4 -

The CFO regularly receives and reads newsletters from accounting firms to keep his knowledge of U.S. GAAP and SEC rules and regulations current, such as, for example, the CFO Essential, a monthly newsletter published by PricewaterhouseCoopers (“PwC”).  The CFO Essential provides a summary of important capital market events and provides updates on SEC reporting, U.S. GAAP, IFRS and income tax developments that are likely to impact companies listed or planning to be listed in the United States.  In addition, the CFO obtains quarterly updates on U.S. GAAP and related SEC rules and regulations from the vice president of finance and the U.S. GAAP reporting manager based on the information they received while attending the quarterly seminars on U.S. GAAP conducted by Deloitte Touche Tohmatsu in Beijing (“Deloitte Beijing”), as noted below.

The vice president of finance obtained her knowledge of U.S. GAAP and SEC rules and regulations primarily through her past work experience as an auditor, as well as from her formal education.  The vice president of finance has over ten years of experience working with financial statements prepared in accordance with U.S. GAAP. Between 1995 and 1999, she was a senior auditor with KPMG Beijing, where she was responsible for the audit and review of certain subsidiaries of two U.S.-listed technology companies that are based in the PRC.  As part of the overall audit process, she analyzed and reviewed the financial statements of those subsidiaries, which were prepared in accordance with U.S. GAAP and were included in the consolidated financial statements of their respective U.S. parent companies.  From 1999 to 2000, she worked as the financial director responsible for the preparation of financial statements at a subsidiary of Sohu.com, Inc., a PRC-based Internet company that is listed on the NASDAQ.  The vice president of finance received her bachelor’s degree in economics from Fudan University in the PRC, where she completed a number of accounting courses that provided her with general accounting knowledge, such as Audit, Finance, General Accounting and Managerial Accounting, among others.  She received her master’s degree in electronic commerce from Carnegie Mellon University in the United States, where she gained her knowledge of U.S. GAAP through several U.S. GAAP accounting courses, including, among others, Accounting and Financial Management.  The vice president of finance does not hold any professional designations.

Mr. Larry Spirgel	- 5 -

The U.S. GAAP reporting manager obtained her knowledge of U.S. GAAP and SEC rules and regulations through her past work experience as an auditor, as well as from her formal education.  The U.S. GAAP reporting manager has over six years of experience working with financial statements prepared in accordance with U.S. GAAP.  Between 2006 and 2008, she was an auditor with KPMG Beijing, where she was responsible for the audit and review of a foreign private issuer listed on the NASDAQ and certain PRC subsidiaries of two U.S. companies listed on the New York Stock Exchange.  As a senior audit team member, she was also responsible for testing and evaluating the internal control over financial reporting of those companies that she audited.  While at KPMG Beijing, she was required to take approximately 80 hours of training courses annually to acquire her knowledge of U.S. GAAP and SEC rules and regulations and to keep her knowledge current.  These courses included training and updates on U.S. GAAP, SEC rules and regulations, auditing techniques and practices, ethics, independence, and the Foreign Corrupt Practices Act.  In total, she completed over 480 hours of training courses on U.S. GAAP and SEC rules and regulations at KPMG Beijing.  She received her bachelor’s degree in accounting from Renmin University in the PRC.  While at Renmin University, she successfully completed over ten courses in accounting that provided her with general accounting knowledge, including, among others, Accounting Principles, Advanced Accounting, International Accounting and U.S. Accounting.  The U.S. GAAP reporting manager does not hold any professional designations.

The vice president of finance and the U.S. GAAP reporting manager keep their knowledge of U.S. GAAP and SEC rules and regulations current by attending seminars and training sessions conducted by Deloitte Beijing on U.S. GAAP and SEC rules and regulations four times a year.  Typically, the quarterly seminar covers the following topics: (i) updates on U.S. GAAP and SEC rules and regulations during the quarter, (ii) common accounting and reporting issues identified during reviews and audits of financial statements, (iii) SEC review focus based on SEC comments recently received, (iv) implementation guidance on newly issued accounting standards and (v) knowledge sharing in areas related to accounting, such as, for example, valuation and taxation.  The quarterly seminar is generally between three to four hours in duration.

The internal audit manager obtained her knowledge of U.S. GAAP and SEC rules and regulations through her past work experience as an auditor, as well as from her formal education.  The internal audit manager has over three years of experience working with financial statements prepared in accordance with U.S. GAAP.  Between 2007 and 2009, she was an auditor with Deloitte Beijing, where she was primarily involved in the audit and review of two foreign private issuers listed on the NASDAQ and several companies preparing for initial public offerings in the United States.  While at Deloitte Beijing, she was required to take various training courses annually to acquire her knowledge of U.S. GAAP and SEC rules and regulations and to keep her knowledge current.  These courses included, among others, training and updates on U.S. GAAP, audit standards, and Sarbanes-Oxley Section 404.  In total, she completed over 230 hours of training courses on U.S. GAAP and SEC rules and regulations at Deloitte Beijing.  She received her bachelor’s degree in international trade and finance from the Beijing International Studies University in the PRC.  While at the Beijing International Studies University, she successfully completed over four courses in accounting that provided her with general accounting knowledge, including, among others, Accounting, Auditing, Finance and Financial Management.  The internal audit manager does not hold any professional designations.

Mr. Larry Spirgel	- 6 -

The internal audit director obtained his knowledge of SEC rules and regulations primarily through his past work experience.  He has five years of experience working with the requirements of Sarbanes-Oxley Section 404 and its compliance.  Between 2005 and 2009, he was the information technology and internal audit director at Tom Online responsible for the Sarbanes-Oxley Section 404 compliance work.  Specifically, he was assigned to lead the information technology general controls compliance work.  While at Tom Online, he developed his knowledge of Sarbanes-Oxley Section 404 through comprehensive training courses, including approximately 20 hours of classroom training, provided by Protiviti Inc., a Sarbanes-Oxley consultant of Tom Online, and PwC, Tom Online’s external auditor.  The internal audit director does not hold any professional designations.

The internal audit manager and the internal audit director improve and maintain their knowledge of U.S. GAAP and SEC rules and regulations by attending the same quarterly seminar from Deloitte Beijing attended by the vice president of finance and the U.S. GAAP reporting manager, as noted above.

*    *    *   *

Mr. Larry Spirgel	- 7 -

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time.  Please feel free to contact William Chua of Sullivan & Cromwell LLP (tel:  (+852) 2826-8632; fax:  (+852) 2826-1773; e-mail:  chuaw@sullcrom.com), or the undersigned by phone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:           Dean Suehiro
(Securities and Exchange Commission)

Leilei Wang
   Chief Executive Officer
(KongZhong Corporation)

Taylor Lam
William Chou
(Deloitte Touche Tohmatsu CPA Ltd.)

William Y. Chua
Jing Wang
Jingqiu (Joseph) Mei
(Sullivan & Cromwell LLP)